UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gener8 Maritime, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y26889108(1)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  The Gener8 Common Stock has no CUSIP number. The CINS number for the ordinary shares is Y26889108.

1.

Names of Reporting Persons

I.R.S. Identification No. of Above Persons (Entities Only)

ARF II Maritime Holdings LLC, a Delaware limited liability company, together with its sole member Aurora Resurgence Fund II L.P., a Delaware limited partnership, together with its general partner Aurora Resurgence Capital Partners II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power(2) 4,054,054

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,054,054

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,054,054

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%(3)

12.	Type of Reporting Person (See Instructions) PN, OO

(2)  This amendment to Schedule 13G has been filed to reflect the entry on December 20, 2017 of ARF II MH (as hereinafter defined) into that certain Shareholder Support and Voting Agreement (the “Voting Agreement”) disclosed in Gener8 Maritime, Inc.’s Report on Form 8-K filed December 22, 2017 (the “Announcing Form 8-K”).  Subject to the terms of the Voting Agreement, ARF II MH has agreed to appear at any shareholder meeting convened to approve the potential business combination of Euronav NV and Gener8 Maritime, Inc. (the “Merger”) and to vote its shares of Common Stock in favor of the Merger and against any action that would reasonably be expected to either impede the Merger or result in a breach of the related merger agreement or the Voting Agreement.  In the event Gener8 Maritime, Inc.’s transaction committee or its board makes an Adverse Recommendation Change (as defined in the Announcing Form 8-K), ARF II MH will vote half of its shares of Common Stock in favor of the Merger, and will be free to vote the remainder of its shares in any manner it determines.  ARF II MH herein disclaims any beneficial ownership in the shares held by Euronav NV and any other shareholders that are a party to the Voting Agreement.

(3)  The percentage reported above is based on 82,988,946 shares of Common Stock reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, as described therein.

1.

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

ARF II Maritime Equity Partners LP, a Delaware limited partnership, together with its general partner Aurora Resurgence Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power(4) 48,378

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 48,378

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%(5)

12.	Type of Reporting Person (See Instructions) PN, OO

(4)  This amendment to Schedule 13G has been filed to reflect the entry on December 20, 2017 of ARF II MEP (as hereinafter defined) into that certain Voting Agreement disclosed in the Announcing Form 8-K.  Subject to the terms of the Voting Agreement, ARF II MEP has agreed to appear at any shareholder meeting convened to approve the Merger and to vote its shares of Common Stock in favor of the Merger and against any action that would reasonably be expected to either impede the Merger or result in a breach of the related merger agreement or the Voting Agreement.  In the event Gener8 Maritime, Inc.’s transaction committee or its board makes an Adverse Recommendation Change (as defined in the Announcing Form 8-K), ARF II MEP will vote half of its shares of Common Stock in favor of the Merger, and will be free to vote the remainder of its shares in any manner it determines.  ARF II MEP herein disclaims any beneficial ownership in the shares held by Euronav NV and any other shareholders that are a party to the Voting Agreement.

(5)  The percentage reported above is based on 82,988,946 shares of Common Stock reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, as described therein.

1.

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

ARF II Maritime Equity Co-Investors LLC, a Delaware limited liability company, together with its general partner Aurora Resurgence Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power(6) 2,162,162

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,162,162

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,162

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%(7)

12.	Type of Reporting Person (See Instructions) OO

(6)  This amendment to Schedule 13G has been filed to reflect the entry on December 20, 2017 of ARF II ME CO (as hereinafter defined) into that certain Voting Agreement disclosed in the Announcing Form 8-K.  Subject to the terms of the Voting Agreement, ARF II ME CO has agreed to appear at any shareholder meeting convened to approve the Merger and to vote its shares of Common Stock in favor of the Merger and against any action that would reasonably be expected to either impede the Merger or result in a breach of the related merger agreement or the Voting Agreement.  In the event Gener8 Maritime, Inc.’s transaction committee or its board makes an Adverse Recommendation Change (as defined in the Announcing Form 8-K), ARF II ME CO will vote half of its shares of Common Stock in favor of the Merger, and will be free to vote the remainder of its shares in any manner it determines.  ARF II ME CO herein disclaims any beneficial ownership in the shares held by Euronav NV and any other shareholders that are a party to the Voting Agreement.

(7)  The percentage reported above is based on 82,988,946 shares of Common Stock reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, as described therein.

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,264,594(8)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,264,594(8)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.6%(9)

12.	Type of Reporting Person (See Instructions) IN

(8)  Beneficial ownership is being reported hereunder solely because Mr. Parsky serves as a managing member of each of ARCP II (as hereinafter defined) and ARA II (as hereinafter defined).  ARCP II is the general partner of ARF II (as hereinafter defined) which is, in turn, the sole member of Aurora Holdings (as hereinafter defined).  ARA II is the general partner of ARF II MEP (as hereinafter defined) and the non-member manager of ARF II ME CO (as hereinafter defined).  Thus, Mr. Parsky may be deemed to have beneficial ownership of shares of Gener8 Common Stock held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by Mr. Parsky that he is the beneficial owner of any shares of Gener8 Common Stock for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(9)  The percentage reported above is based on 82,988,946 shares of Common Stock reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, as described therein.

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Steven D. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,264,594(10)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,264,594(10)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.6%(11)

12.	Type of Reporting Person (See Instructions) IN

(10)  Beneficial ownership is being reported hereunder solely because Mr. Smith serves as a managing member of each of ARCP II and ARA II.  ARCP II is the general partner of ARF II which is, in turn, the sole member of Aurora Holdings.  ARA II is the general partner of ARF II MEP and the non-member manager of ARF II ME CO.  Thus, Mr. Smith may be deemed to have beneficial ownership of shares of Gener8 Common Stock held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by Mr. Smith that he is the beneficial owner of any shares of Gener8 Common Stock for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(11)  The percentage reported above is based on 82,988,946 shares of Common Stock reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, as described therein.

Item 1.
(a)	Name of Issuer Gener8 Maritime, Inc., a Marshall Islands corporation (“Gener8”)
(b)	Address of Issuer’s Principal Executive Offices 299 Park Avenue, 2nd Floor, New York, New York 10171

Item 2.
(a)

Name of Person(s) Filing:

This Schedule 13G/A is filed jointly by:

(1) ARF II Maritime Holdings LLC, a Delaware limited liability company (“ARF II MH”).  The sole member of ARF II MH is ARF II (as defined below).

(2) Aurora Resurgence Fund II L.P., a Delaware limited partnership (“ARF II”).  The general partner of ARF II is ARCP II (as defined below).

(3) Aurora Resurgence Capital Partners II LLC, a Delaware limited liability company (“ARCP II”).

(4) ARF II Maritime Equity Partners LP, a Delaware limited partnership (“ARF II MEP”).  The general partner of ARF II MEP is ARA II (as defined below).

(5) Aurora Resurgence Advisors II LLC, a Delaware limited liability company (“ARA II”).

(6) ARF II Maritime Equity Co-Investors LLC, a Delaware limited liability company (“ARF II ME CO”).  The non-member manager of ARF II ME CO is ARA II.

(7) Gerald L. Parsky

(8) Steven D. Smith

(b)

Address of Principal Business Office or, if none, Residence:
(1) The principal business and office address of ARF II MH is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(2) The principal business and office address of ARF II is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(3) The principal business and office address of ARCP II is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(4) The principal business and office address of ARF II MEP is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(5) The principal business and office address of ARA II is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(6) The principal business and office address of ARF II ME CO is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(7) The principal business and office address of Gerald L. Parsky is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(8) The principal business and office address of Steven D. Smith is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(c)	Citizenship: (1) ARF II MH is a Delaware limited liability company. (2) ARF II is a Delaware limited partnership. (3) ARCP II is a Delaware limited liability company.

(4) ARF II MEP is a Delaware limited partnership.

(5) ARA II is a Delaware limited liability company.

(6) ARF II ME CO is a Delaware limited liability company.

(7) Gerald L. Parsky is a citizen of the United States.

(8) Steven D. Smith is a citizen of the United States.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Gener8 Common Stock”).
(e)	CUSIP Number: Y26889108(12)

(12)  The Gener8 Common Stock has no CUSIP number.  The CINS number for the ordinary shares is Y26889108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

(1) ARF II MH is the beneficial owner of 4,054,054 shares of Gener8 Common Stock.  ARF II, in its capacity as the sole member of ARF II MH, and ARCP II, in its capacity as the general partner of ARF II, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MH.  Neither ARF II nor ARCP II is the record owner of any shares of Gener8 Common Stock and, as such, neither of them have sole beneficial ownership of any shares of Gener8 Common Stock.

(2) ARF II MEP is the beneficial owner of 48,378 shares of Gener8 Common Stock.  ARA II, in its capacity as the general partner of ARF II MEP, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MEP.  ARA II is not itself the record owner of any shares of Gener8 Common Stock and, as such, ARA II does not have sole beneficial ownership of any shares of Gener8 Common Stock.

(3) ARF II ME CO is the beneficial owner of 2,162,162 shares of Gener8 Common Stock.  ARA II, in its capacity as the non-member manager of ARF II ME CO, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II ME CO.  ARA II is not itself the record owner of any shares of Gener8 Common Stock and, as such, ARA II does not have sole beneficial ownership of any shares of Gener8 Common Stock.

(4) Gerald L. Parsky may be deemed to have beneficial ownership of 6,264,594 shares of Gener8 Common Stock due to his service as a managing member of each of ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Parsky that he is the beneficial owner of any shares of Gener8 Common Stock for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.(13)

(5) Steven D. Smith may be deemed to have beneficial ownership of 6,264,594 shares of Gener8 Common Stock due to his service as a managing member of each of ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Smith that he is the beneficial owner of any shares of Gener8 Common Stock for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.(14)

(b)

Percent of class:(15)

(1)   ARF II MH is the beneficial owner of 4.9% of Gener8 Common Stock.  As discussed above, ARF II, in its capacity as the sole member of ARF II MH, and ARCP II, in its capacity as the general partner of

(13)  Beneficial ownership is being reported hereunder solely because Mr. Parsky serves as a managing member of each of ARCP II (as hereinafter defined) and ARA II (as hereinafter defined).  ARCP II is the general partner of ARF II (as hereinafter defined) which is, in turn, the sole member of Aurora Holdings (as hereinafter defined).  ARA II is the general partner of ARF II MEP (as hereinafter defined) and the non-member manager of ARF II ME CO (as hereinafter defined).  Thus, Mr. Parsky may be deemed to have beneficial ownership of shares of Gener8 Common Stock held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by Mr. Parsky that he is the beneficial owner of any shares of Gener8 Common Stock for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(14)  Beneficial ownership is being reported hereunder solely because Mr. Smith serves as a managing member of each of ARCP II and ARA II.  ARCP II is the general partner of ARF II which is, in turn, the sole member of Aurora Holdings.  ARA II is the general partner of ARF II MEP and the non-member manager of ARF II ME CO.  Thus, Mr. Smith may be deemed to have beneficial ownership of shares of Gener8 Common Stock held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by Mr. Smith that he is the beneficial owner of any shares of Gener8 Common Stock for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(15)  The percentage reported above is based on 82,988,946 shares of Common Stock reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, as described therein.

ARF II, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MH.

(2)   ARF II MEP is the beneficial owner of 0.0% of Gener8 Common Stock.  As discussed above, ARA II, in its capacity as the general partner of ARF II MEP, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MEP.

(3)   ARF II ME CO is the beneficial owner of 2.6% of Gener8 Common Stock.  As discussed above, ARA II, in its capacity as the non-member manager of ARF II ME CO, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II ME CO.

(4)   Gerald L. Parsky may be deemed to have beneficial ownership of 7.6% of Gener8 Common Stock.(13)

(5)   Steven D. Smith may be deemed to have beneficial ownership of 7.6% of Gener8 Common Stock.(14)

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

(1) ARF II MH has the sole power to vote or to direct the vote of 4,054,054 shares of Gener8 Common Stock.

(2) ARF II MEP has the sole power to vote or to direct the vote of 48,378 shares of Gener8 Common Stock.

(3) ARF II ME CO has the sole power to vote or to direct the vote of 2,162,162 shares of Gener8 Common Stock.

(4) Gerald L. Parsky has the sole power to vote or to direct the vote of 0 shares of Gener8 Common Stock.

(5) Steven D. Smith has the sole power to vote or to direct the vote of 0 shares of Gener8 Common Stock.

(ii)

Shared power to vote or to direct the vote:

(1) ARF II MH has the shared power to vote or to direct the vote of 0 shares of Gener8 Common Stock.

(2) ARF II MEP has the shared power to vote or to direct the vote of 0 shares of Gener8 Common Stock.

(3) ARF II ME CO has the shared power to vote or to direct the vote of 0 shares of Gener8 Common Stock.

(4) Gerald L. Parsky has the shared power to vote or to direct the vote of 6,264,594 shares of Gener8 Common Stock.(13)

(5) Steven D. Smith has the shared power to vote or to direct the vote of 6,264,594 shares of Gener8 Common Stock.(14)

(iii)

Sole power to dispose or to direct the disposition of:

(1) ARF II MH has the sole power to dispose or to direct the disposition of 4,054,054 shares of Gener8 Common Stock.

(2) ARF II MEP has the sole power to dispose or to direct the disposition of 48,378 shares of Gener8 Common Stock.

(3) ARF II Co-Invest has the sole power to dispose or to direct the disposition of 2,162,162 shares of Gener8 Common Stock.

(4) Gerald L. Parsky has the sole power to dispose or to direct the disposition of 0 shares of Gener8 Common Stock.

(5) Steven D. Smith has the sole power to dispose or to direct the disposition of 0 shares of Gener8 Common Stock.

(iv)

Shared power to dispose or to direct the disposition of:

(1) ARF II MH has the shared power to dispose or to direct the disposition of 0 shares of Gener8 Common Stock.

(2) ARF II MEP has the shared power to dispose or to direct the disposition of 0 shares of Gener8 Common Stock.

(3) ARF II ME CO has the shared power to dispose or to direct the disposition of 0 shares of Gener8 Common Stock.

(4) Gerald L. Parsky has the shared power to dispose or to direct the disposition of 6,264,594 shares of Gener8 Common Stock.(13)

(5) Steven D. Smith has the shared power to dispose or to direct the disposition of 6,264,594 shares of Gener8 Common Stock.(14)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

(1) The right to receive dividends in respect of, or the proceeds from the sale of, the 4,054,054 shares of Gener8 Common Stock held of record by ARF II MH is governed by the limited liability company agreement of ARF II MH.

(2) The right to receive dividends in respect of, or the proceeds from the sale of, the 48,378 shares of Gener8 Common Stock held of record by ARF II MEP is governed by the limited partnership agreement of ARF II MEP.

(3) The right to receive dividends in respect of, or the proceeds from the sale of, the 2,162,162 shares of Gener8 Common Stock held of record by ARF II ME CO is governed by the limited liability company agreement of ARF II ME CO.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Consistent with Item 2 of the cover page for each reporting person above, each reporting person neither affirms nor confirms the existence of a group among them.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2018

ARF II MARITIME HOLDINGS LLC

	By:	Aurora Resurgence Fund II L.P., its sole member
	By:	Aurora Resurgence Capital Partners II LLC, its general partner

	By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	Vice President, Secretary and General Counsel

AURORA RESURGENCE FUND II, L.P.

	By:	Aurora Resurgence Capital Partners II LLC, its general partner

	By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	Vice President, Secretary and General Counsel

AURORA RESURGENCE CAPITAL PARTNERS II LLC

	By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	Vice President, Secretary and General Counsel

ARF II MARITIME EQUITY PARTNERS LP

	By:	Aurora Resurgence Advisors II LLC, its general partner

	By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	Vice President, Secretary and General Counsel

AURORA RESURGENCE ADVISORS II LLC

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

ARF II MARITIME EQUITY CO-INVESTORS LLC

By:	Aurora Resurgence Advisors II LLC, its general partner

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

/s/ Gerald L. Parsky
Gerald L. Parsky

/s/ Steven D. Smith
Steven D. Smith

INDEX OF EXHIBITS

Exhibit No.	Description

99.1

Joint Filing Agreement dated October 26, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on October 26, 2015).